	181 University Ave., Suite 2000	info@lsgold.com
	Toronto, ON M5H 3M7	www.lsgold.com
tel 416 703 6298
fax 416 703 7764

September 15, 2014	Alasdair Federico
416 703 6298 ext 2253
afederico@lsgold.com

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attn:	Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining

Dear Sirs/Mesdames:

Re:	Lake Shore Gold Corp.
Form 40-F for the Year Ended December 31, 2013
Filed March 31, 2014
File No. 001-35197

This is in response to your letter of September 9, 2014, wherein you queried certain aspects of the disclosure in the Form 40-F for the Year Ended December 31, 2013, filed by Lake Shore Gold Corp. (the “Company”) on March 31, 2014.  The comments raised in your letter have been reproduced below with responses following each comment.

Form 40-F for the Year Ended December 31, 2013

Disclosure Controls and Procedures, page 3

1.              You have concluded your disclosure controls and procedures were effective as of December 31, 2013. Please tell us how the potential deficiencies noted in our comments below regarding (a) omission of the registered public accounting firm’s attestation report on management’s assessment of internal control over financial reporting and (b) the audit report provided, affect your original conclusion regarding the effectiveness of your disclosure controls and procedures as of December 31, 2013. Please tell us the factors you considered to support management’s conclusion that your disclosure controls and procedures were effective or amend your Form 40-F, if appropriate, to state your disclosure controls and procedures were not effective, and the reasons why they were not effective.

As discussed below, the Company believes that no attestation report from a public accounting firm was required given that the Company is an emerging growth company, as contemplated under the U.S. Jumpstart Our Business Startups Act (the “JOBS Act”) of 2012 (Public Law 112-106); and that the audit report provided complied with all applicable requirements, given that the Company filed its Form 40-F under the Multijurisdictional Disclosure System (“MJDS”).  Management believes, consequently, that its original conclusion regarding the effectiveness of its disclosure controls and procedures remains unaffected.  Using as its control framework the 1992 Internal Control — Integrated Framework of the Committee of Sponsoring Organizations of the Treadway Commission (COSO), management has designed disclosure controls and procedures to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation, and has designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Management’s Report on Internal Control Over Financial Reporting, page 3

2.              Please amend your Form 40-F to provide the registered public accounting firm’s attestation report on management’s assessment of internal control over financial reporting as required by General Instructions B.6.(d) of Form 40-F or explain to us why it is not required.

Pursuant to Section 103 of the JOBS Act, an “emerging growth company” (“EGC”) within the meaning of the JOBS Act is not subject to the attestation requirements of Section 404(b) of the U.S. Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”).  Section 10330.1 of the Division of Corporation Finance Financial Reporting Manual confirms that a Canadian issuer filing under MJDS may qualify as an EGC and avail itself of the exemption from Section 404(b) of the Sarbanes-Oxley Act.  The Company believes that it is an EGC (and has been since the JOBS Act was signed into law on April 5, 2012) based on the following facts:

A.            The Company’s annual gross revenues have been less than $1,000,000,000 in its most recently completed fiscal year and all prior fiscal years;

B.            The Company has not sold common equity securities pursuant to an effective registration statement under the Securities Act of 1933;

C.            The Company has not issued more than $1,000,000,000 in non-convertible debt; and

D.            The Company is not a “large accelerated filer”, as defined in section 240.12b-2 of title 17, Code of Federal Regulations, on the basis that the market capitalization of the Company was less than $700,000,000 at each of June 28, 2013, and June 29, 2012, (the last business days of the second fiscal quarters in 2013 and 2012, respectively).

For the reasons set out above, the Company believes it is not required to provide a registered public accounting firm’s attestation report on management’s assessment of internal control over financial reporting in its Form 40-F.

Exhibit 99.1

Schedule C — Bell Creek Complex, page C-5

3.              We note your tabulated resource/reserve estimates for your Bell Creek Properties were reported as of November 1, 2012 and your estimates do not account for ongoing production since the effective date of your technical report. In future filings, please update your resource/reserve tabulations to coincide with your fiscal year-end for all your operating properties.

The Company will ensure that in future filings the resource/reserve tabulations for all operating properties are updated to coincide with the Company’s fiscal year-end.

Exhibit 99.2

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page 4

4.              We note that the third paragraph of the audit report does not appear to meet the requirements of PCAOB Auditing Standard No. 1. An audit report on the financial statements of the issuer included in filings with the Commission must refer to the standards of the Public Company Accounting Oversight Board as required by Article 2-02 of Regulation S-X. Accordingly, please advise your auditors to revise their report to indicate, if true, their audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) as required by PCAOB Auditing Standard No. 1. Refer to SEC Release No. 34-49708.

Pursuant to sections 6820.2 and 6820.3 of the Division of Corporation Finance Financial Reporting Manual, reports of independent accountants issued for MJDS filers in Canada do not need to refer to the standards of the Public Company Accounting Oversight Board and may refer solely to Canadian generally accepted auditing standards (“Canadian GAAS”) when filed on MJDS forms.  The Company, therefore, does not believe the audit report filed as an exhibit to Form 40-F with the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2013, requires any revision.

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company trusts that the above responses sufficiently address your concerns, but if you have any further questions please do not hesitate to contact the undersigned.

Yours truly,

LAKE SHORE GOLD CORP.

Per:	/s/ Alasdair Federico
Alasdair Federico
Vice-President, General Counsel & Corporate Secretary